FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 13, 2004

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Matáv IR
+36-1-458-0437
Gyula Fazekas, Matáv IR
+36-1-457-6186
Krisztina Förhécz, Matáv IR
+36-1-457-6029
investor.relations@ln.matav.hu Catriona Cockburn, Citigate Dewe Rogerson
+44-(0)207 282 2924

2004 FIRST QUARTER RESULTS: SOLID FINANCIAL PERFORMANCE; MARKET LEADING POSITIONS MAINTAINED IN SPITE OF INTENSE COMPETITION

BUDAPEST - May 13, 2004 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first quarter of 2004, according to International Financial Reporting Standards (IFRS).

Highlights:

•                  Revenues grew by 0.8% to HUF 146.1 bn (EUR 561.9 m) in Q1 2004 over the same period of 2003 mainly driven by higher mobile and data transmission revenues, partly offset by a decline in revenues from domestic and international traffic, and lower other usage.

•                  EBITDA fell by 5.2% to HUF 63.2 bn, with EBITDA margin reaching 43.2%.

•                  Gross additions to tangible and intangible assets reached HUF 15.8 bn. Of this, the portion relating to fixed segment reached HUF 6.0 bn, with mobile at HUF 9.0 bn and MakTel reporting HUF 0.8 bn.

•                  Fixed line segment: revenues declined by 7.1%; EBITDA margin was 37.7%.

•                  Mobile segment: revenues grew by 5.8% mainly driven by higher traffic, enhanced service revenues and equipment sales. EBITDA margin was 41.8% in Q1 2004. Westel preserved its leading position with a market share of 47.7% at the end of March 2004.

•                  International segment: revenues grew by 8.4% with EBITDA margin reaching an impressive 52.5%. EBITDA grew to HUF 8.9 bn from HUF 8.7 bn in the same period last year.

•                  Group operating profit reduced to HUF 26.6 bn mainly driven by a 20.9% growth in depreciation and amortization. Net income declined to HUF 14.1 bn (EUR 54.1m).

•                  Net cash from operating activities reached HUF 40.9 bn due to a decline in EBITDA and a growth in working capital requirements (driven mainly by a change in trade payables). Net cash utilized in investing activities grew to HUF 22.3 bn. This was due to slightly higher gross additions to tangible and intangible assets (primarily at the fixed segment). Net cash used in financing activities fell to HUF 13.5 bn, mainly explained by a lower debt repayment than in Q1 2003.

•                  Net debt has been reduced by HUF 14.2 bn since the end of December 2003 resulting in a net debt ratio (net debt to net debt plus equity plus minority interest) of 30.4% compared to 36.6% at the end of March 2003.

Elek Straub, Chairman and CEO commented: “We reported today solid financial results across the Group for the beginning of this year. However, each of the three business segments shows a different picture. The fixed line segment reported revenue and EBITDA decline due to unfavorable changes in the regulatory and market environment. However, we successfully maintained our leading position in the key businesses, and saw a growth in productivity with a line per employee ratio at the parent company exceeding 352 (compared to 340 at end-March last year). On another positive note, I am pleased to report on the effectiveness of the steps we have taken to stop line erosion. In a change to the trend of continuous quarterly reduction, fixed line numbers in this first quarter were successfully maintained at the level of the fourth quarter 2003. In the mobile segment, in line with our expectations, there was a significant slowdown in the growth of mobile penetration with competition among the three players remaining intense. Despite the difficult market conditions, Westel was able to preserve its leading position. Moreover, during the last six months, the company has even increased its market share, whilst maintaining solid financial results. I am convinced that the rebranding of Westel will put the company in an even better position to capitalise on opportunities in the market, ultimately having a positive impact on the financials. At our international subsidiary, MakTel, the profitability was preserved with an EBITDA margin approaching 53% despite the still unfavorable macroeconomic conditions. Finally, let me mention that following the Board proposal made this March, the recent AGM approved a HUF 70 per share dividend payment for 2003 earnings emphasizing Matáv’s full commitment to its dividend policy announced last March.”

Fixed line: Line erosion halted; customised packages in majority, increasing competitive pressure

Fixed line revenues fell by 7.1% to HUF 76.4 bn with EBITDA margin at 37.7%. Domestic and international traffic revenues combined fell by 13.1% mainly due to lower volumes and price discounts. At the same time, leased line and data revenues continued to grow, rising by 21.6%, driven by volume growth in ADSL and increased Internet subscribers. Matáv’s fixed line penetration stabilised at 37.8% (after 37.7% in the fourth quarter of 2003 and 38.1% a year ago).  The total number of lines was down by only 0.9% compared to Q1 2003 and flat compared to Q4 2003; evidence of Matáv’s success in halting line number erosion. By the end of March 2004, 18.6% of Matáv’s total fixed lines were ISDN channels. Customised tariff packages represented more than half of the total number of lines with 1.5 million lines at the end of the first quarter 2004. The Company continued its successful ADSL program with 125,000 ADSL lines by the end of Q1 2004. Matáv’s Internet subsidiary, Axelero, maintained its leading position among ISPs in the dial-up market with a market share of around 44% and had a total of 228,526 Internet subscribers at the end of March 2004 (up by 42.6% year-on-year).

Mobile: strong position in a market close to saturation and characterised by intense competition

Mobile revenues increased by 5.8%. EBITDA increased to HUF 25.5 bn, while the EBITDA margin reached 41.8%. However, operating profit fell by 32.8% as the vast majority of the write-off relating to the Westel rebranding was accounted for in the first quarter. Westel maintained its leading position in a highly competitive market with 47.7% market share, while GSM penetration reached 79.6% at end-March. Westel’s customer base was 3.8 million at the end of Q1 2004. In the same period, the number of post-paid customers increased to 26.4% of the total customer base, compared with 25.1% at end of Q1 2003. Average acquisition cost per customer fell by 9.2% to HUF 10,763 in Q1 2004 from HUF 11,854 a year earlier. When calculating subscriber acquisition cost, we include the connection margin (connection fee less the SIM card cost) and the sales related equipment subsidy and agent fee. MOU (monthly average minutes of use per subscriber) grew to 107 in Q1 2004 from 103 a year earlier. Blended ARPU (monthly average revenue per user) declined to HUF 4,800, within this postpaid ARPU reached HUF 11,871 and prepaid ARPU was HUF 2,292. Although the usage grew thanks to new packages, the discounts that some of these provide to customers result in downward pressure on ARPU. The revenue derived from enhanced services (mainly SMS) grew to HUF 601 (12.5% of total ARPU), showing a steady development compared to HUF 534 (10.6% of total ARPU) in the same period last year. The churn rate of contracted customers was successfully kept at low level of 11.2% in Q1 2004. The churn rates at both pre-paid and post-paid segments showed a decline compared to Q1 2003.

International: impressive profitability preserved despite macroeconomic slowdown

International revenues grew by 8.4% to HUF 16.9 bn in Q1 2004 driven mainly by foreign exchange rate movement. Mobile telecommunications services revenues grew, as did domestic traffic revenues. However, these were partially offset by a fall in international traffic revenues. EBITDA improved by 1.8% to reach HUF 8.9 bn with a strong EBITDA margin of 52.5%.  The closing number of employees fell by 2.7% to 3,552 at the end of the first quarter this year over the same period last year. Fixed line penetration in Macedonia was around 29%, and mobile penetration rose to 33% compared to 19% in Q1 2003. The number of fixed line customers grew to 621,509, up by 2.8% from the previous year’s figure. Within this, analog subscribers remained broadly unchanged at 583,651. ISDN channels, at the same time, showed an impressive growth of 54.3% to 37,858. The mobile customer base rose by 46.4% to 565,170. MakTel’s mobile market share stood at 83% at end-March 2004. The number of Internet subscribers at the end of the first quarter of 2004 reached 52,888 (up by 41.3% year-on-year).

About Matáv

Matáv is the principal provider of telecom services in Hungary. Matáv provides a broad range of services including telephony, data transmission, value-added services, and through its subsidiary is Hungary’s largest mobile telecom provider. Matáv also holds a majority stake in Stonebridge Communications AD, which controls MakTel, the sole fixed line and the leading mobile operator in Macedonia. Key shareholders of Matáv as of March 31, 2004 include MagyarCom GmbH, owned by Deutsche Telekom AG (59.21%). The remainder, 40.79% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission.

For detailed information on Matáv’s Q1 2004 results please visit our website:

(www.ir.matav.hu/english) or the website of the Budapest Stock Exchange (www.bse.hu).

MATÁV Consolidated Balance Sheets - IFRS (HUF million)	Mar 31, 2003	Mar 31, 2004	Mar 31, 2003 - Mar 31, 2004 % change
	(Unaudited)	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	13 776	26 208	90.2%
Financial instruments held for trading	341	450	32.0%
Trade and other receivables	95 800	96 550	0.8%
Inventories	10 442	9 003	(13.8)%
Assets held for disposal	2 285	3 051	33.5%
Total current assets	122 644	135 262	10.3%

Non current assets
Property, plant and equipment	636 733	604 056	(5.1)%
Intangible assets	290 374	281 347	(3.1)%
Associates	4 555	5 791	27.1%
Deferred taxes	5 361	5 108	(4.7)%
Other non current assets	13 972	6 554	(53.1)%
Total non current assets	950 995	902 856	(5.1)%

Total assets	1 073 639	1 038 118	(3.3)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Loans and other borrowings - third party	64 503	56 696	(12.1)%
Loans from related parties	155 509	126 644	(18.6)%
Trade and other payables	92 855	87 230	(6.1)%
Deferred revenue	2 568	1 841	(28.3)%
Provision for liabilities and charges	7 905	6 331	(19.9)%
Total current liabilities	323 340	278 742	(13.8)%

Non current liabilities
Loans and other borrowings - third party	68 870	47 080	(31.6)%
Loans from related parties	73 675	73 675	0.0%
Deferred revenue	3 926	2 095	(46.6)%
Deferred taxes	1 308	2 479	89.5%
Other non current liabilities	46	0	(100.0)%
Total non current liabilities	147 825	125 329	(15.2)%

Minority interests	65 328	63 096	(3.4)%

Shareholders’ equity
Common stock	104 281	104 281	0.0%
Additional paid in capital	27 382	27 382	0.0%
Treasury stock	(4 488)	(3 842)	(14.4)%
Cumulative translation adjustment	(2 364)	(2 411)	2.0%
Retained earnings	412 335	445 541	8.1%
Total shareholders’ equity	537 146	570 951	6.3%

Total liabilities and shareholders’ equity	1 073 639	1 038 118	(3.3)%

MATÁV Consolidated Income Statements - IFRS (HUF million)			% change
	3 months ended Mar 31,
	2003	2004
	(Unaudited)	(Unaudited)

Revenues

Subscriptions, connections and other charges	24 458	24 005	(1.9)%
Domestic traffic revenue	29 539	26 090	(11.7)%
Other usage	3 386	1 253	(63.0)%

Domestic fixed line telecommunications services	57 383	51 348	(10.5)%

International traffic revenues	5 772	4 599	(20.3)%

Mobile telecommunications services	45 933	50 359	9.6%

Revenue from international activities	15 565	16 880	8.4%

Leased lines and data transmission	9 138	11 378	24.5%

Equipment sale	4 208	5 361	27.4%

Other revenues	6 932	6 209	(10.4)%

Total revenues	144 931	146 134	0.8%

Employee-related expenses	(21 011)	(22 428)	6.7%
Depreciation and amortization	(30 277)	(36 601)	20.9%
Payments to other network operators	(19 806)	(20 793)	5.0%
Cost of telecommunications equipment sales	(6 937)	(8 301)	19.7%
Other operating expenses	(30 494)	(31 422)	3.0%

Total operating expenses	(108 525)	(119 545)	10.2%

Operating profit	36 406	26 589	(27.0)%

Net interest and other charges	(10 203)	(8 110)	(20.5)%

Share of associates’ results before income tax	(47)	1 184	n.m.

Profit before income tax	26 156	19 663	(24.8)%

Income tax expense	(3 836)	(3 196)	(16.7)%

Profit after income tax	22 320	16 467	(26.2)%

Minority interest	(3 302)	(2 390)	(27.6)%

Net income	19 018	14 077	(26.0)%

MATÁV Consolidated Cashflow Statement - IFRS (HUF million)			% change
	3 months ended Mar 31,
	2003	2004
	(Unaudited)	(Unaudited)

Cashflows from operating activities

Operating profit	36 406	26 589	(27.0)%
Depreciation and amortization of fixed assets	30 277	36 601	20.9%
Change in working capital	(3 782)	(7 388)	95.3%
Amortization of deferred income	(684)	(510)	(25.4)%
Interest paid	(10 238)	(9 554)	(6.7)%
Commissions and bank charges	(565)	(826)	46.2%
Income tax paid	(2 645)	(3 025)	14.4%
Other non-cash items	(3 967)	(979)	(75.3)%

Net cashflows from operating activities	44 802	40 908	(8.7)%

Cashflows from investing activities

Purchase of tangible and intangible assets	(21 363)	(23 698)	10.9%
Purchase of subsidiaries and business units	0	(452)	n.a.
Cash acquired through business combinations	0	16	n.a.
Interest received	172	309	79.7%
Sale of trading investments - net	106	25	(76.4)%
Proceeds from disposal of tangible and intangible assets	134	1 452	983.6%

Net cashflows from investing activities	(20 951)	(22 348)	6.7%

Cashflows from financing activities

Dividends paid to shareholders and minority interest	(8)	(3 140)	39 150.0%
Net repayment of loans and other borrowings	(19 507)	(10 314)	(47.1)%
Other	72	0	(100.0)%

Net cashflows from financing activities	(19 443)	(13 454)	(30.8)%

Effect of foreign exchange rate changes on cash and cash equivalents	517	-1 030	n.m.

Change in cash and cash equivalents	4 925	4 076	(17.2)%

Cash and cash equivalents, beginning of year	8 851	22 132	150.1%

Cash and cash equivalents, end of year	13 776	26 208	90.2%

Change in cash and cash equivalents	4 925	4 076	(17.2)%

Summary of key operating statistics

	March 31, 2003	March 31, 2004	% change
EBITDA margin	46.0%	43.2%	n.a.
Operating margin	25.1%	18.2%	n.a.
Net income margin	13.1%	9.6%	n.a.
ROA	7.1%	5.4%	n.a.
Net debt to total capital	36.6%	30.4%	n.a.

Number of closing lines
Residential	2 041 149	2 017 336	(1.2)%
Business	269 721	259 898	(3.6)%
Payphone	32 910	28 600	(13.1)%
ISDN channels	515 960	527 082	2.2%
Total lines	2 859 740	2 832 916	(0.9)%
Digitalization of exchanges with ISDN	87.2%	89.9%	n.a.
Penetration	38.1%	37.8%	n.a.

Fixed line employees (closing full equivalent, Matáv Rt.)	8 421	8 043	(4.5)%
Total no of employees (closing full equivalent)	15 277	14 838	(2.9)%
Lines per fixed line employees	339,6	352,2	3.7%
Lines per fixed line employees at Matáv Rt. + Emitel	336,6	348,9	3.7%

Traffic in minutes (thousands) at Matáv Rt.
Domestic	2 110 376	2 085 729	(1.2)%
International outgoing	34 122	33 876	(0.7)%

Managed leased lines (FLEX-Com connections)	11 550	10 765	(6.8)%
ADSL lines	44 486	125 000	181.0%
Internet subscribers	160 280	228 526	42.6%
Cable television customers	342 840	364 886	6.4%

Emitel fixed line numbers incl. ISDN channels	78 810	78 518	(0.4)%
Emitel domestic traffic (thousand minutes)	42 295	38 399	(9.2)%
Emitel international outgoing traffic (thousand minutes)	551	539	(2.2)%

MakTel fixed lines	604 482	621 509	2.8%
Traffic in minutes (thousands) at MakTel
Domestic	n.a.	640 577	n.a.
International outgoing	n.a.	9 682	n.a.
MakTel mobile RPCs (Revenue Producing Customers)	386 133	565 170	46.4%
MakTel mobile ARPU (Average Traffic Rev./RPC/Month)	5 110	4 086	(20.0)%
MakTel mobile MOU (Monthly av.minutes of Use/subsc.)	82	67	(18.3)%
MakTel Internet subscribers (inc. prepaid from Jan 1, 2004)	37 425	52 888	41.3%

Westel 0660 RPCs	17 551	0	(100.0)%
Westel RPCs	3 401 770	3 837 945	12.8%
Total cellular RPCs	3 419 321	3 837 945	12.2%
Westel’s MOU	103	107	3.9%
Westel’s ARPU	5 059	4 800	(5.1)%
Westel’s postpaid ARPU	12 663	11 871	(6.3)%
Westel’s prepaid ARPU	2 534	2 292	(9.6)%
Westel’s overall churn	26.0%	9.3%	n.a.

Analysis of the Financial Statements for 1Q04 (three months ended March 31, 2004)

Exchange rate information

The Euro strengthened by 0.8% against the Hungarian Forint year on year (from 246.84 HUF/EUR on March 31, 2003 to 248.92 HUF/EUR on March 31, 2004). From the year-end 2003, the Euro weakened by 5.1% against the Hungarian Forint (from 262.23 HUF/EUR on December 31, 2003 to 248.92 HUF/EUR on March 31, 2004). The average HUF/EUR rate increased from 243.56 in 1Q2003 to 260.09 in 1Q2004.

The U.S. Dollar depreciated by 10.3% against the Hungarian Forint year on year (from 227.02 HUF/USD on March 31, 2003 to 203.65 HUF/USD on March 31, 2004). From the year-end 2003 to March 31, 2004, the U.S. Dollar depreciated by 2.1% against the Hungarian Forint (from 207.92 HUF/USD to 203.65 HUF/USD).

Analysis of group income statements

Revenues

Revenues from subscriptions, connections and other charges decreased by 1.9% in the first quarter of 2004 compared to the same period in 2003. Revenues from connection fees declined, which resulted from the promotions given to new customers as well as lower ISDN gross additions. As a result of successful campaigns gross additions of analog lines more than doubled in 1Q2004 compared to 1Q2003. In accordance with the Act C of 2003 on Electronic Communications effective from January 1, 2004 Matáv Rt. cannot charge for itemized billing, which resulted in lower revenue from digifon services.

These decreases were partly offset by analog subscription fee increases from February 1, 2003 and from January 1, 2004. The ISDN subscription fee revenue also increased in 1Q2004 compared to 1Q2003 due to the higher number of average ISDN connections.

Domestic traffic revenue in 1Q2004 amounted to HUF 26.1 bn compared to HUF 29.5 bn in 1Q2003. This decrease mainly resulted from the 10.4% general price decreases. While Matáv increased its tariffs on February 1, 2003 and on January 1, 2004, it offered several discounts to customers choosing different tariff packages.

Revenues from other usage for the first quarter of 2004 decreased by 63.0% compared to the same period in 2003. The main reason of this significant decrease in other usage revenue is the almost complete LTO-mobile by-pass due to interconnection agreements between LTOs and mobile operators. The decrease was also attributable to rate decreases and to a lesser extent to a change in mix of calls in LTO relation (Matáv terminated less international and more domestic traffic, which has a lower per minute interconnection rate).

International traffic revenues decreased to HUF 4.6 bn for the three months ended March 31, 2004 compared to HUF 5.8 bn for the same period in 2003. Both outgoing and incoming international traffic revenue declined. Outgoing international traffic revenue mainly decreased due to price discounts given to subscribers of optional tariff packages (Rhythm, Says a Lot, Chat, Halving). Incoming international traffic revenues declined mainly due to lower traffic: incoming international minutes decreased by 24.5%. The decrease in incoming international traffic was more significant for mobile terminated traffic due to mobile by-pass, while calls terminated in Matáv areas declined to a lesser extent. Incoming international traffic revenues were also negatively affected by the lower settlement rates with international partners.

Revenues from mobile telecommunications services amounted to HUF 50.4 bn for the first quarter of 2004 compared to HUF 45.9 bn for the three months ended March 31, 2003 (a 9.6% increase). The growth mainly resulted from the 11.3% higher Westel average customer base. Prepaid customers accounted for approximately 70.6% of gross additions in the first quarter of 2004 and represent 73.6% of total Westel customers as of March 31, 2004.

Increases in the mobile traffic revenues were also attributable to increased usage per subscriber. Westel’s average usage per customer per month measured in MOU increased by 3.9% from 103 minutes in 1Q2003 to 107 minutes in 1Q2004. The increasing MOU is due to the increasing proportion of the postpaid customer base, which has higher minutes of usage than prepaid subscribers.

Westel’s average revenue per user (“ARPU”) decreased by 5.1% from HUF 5,059 in 1Q2003 to HUF 4,800 in 1Q2004 as the proportion of calls within the Westel network with lower per minute fees increased. In addition, the 10% decrease of the fixed to mobile termination fees from September 1, 2003 also contributed to the ARPU decrease.

Within mobile telecommunications services, enhanced services show the highest increase with approximately 25% growth year over year, which represents 12.5% of the ARPU in the first quarter of 2004. This revenue includes primarily short message service (“SMS”) and multimedia messaging service (“MMS”). The revenue growth is due to the increasing proportion of content messages with higher rates.

Revenue from international activities shows revenues of MakTel, our subsidiary acquired in 2001. Revenues from international activities increased and reached HUF 16.9 bn in the first quarter of 2004. Subscriptions, connections and other charges increased due to analog subscription price increases and in the case of ISDN subscriptions as a result of higher gross additions. Domestic traffic revenues increased as a result of price increases, partly compensated by lower usage. Revenues from mobile telecommunications services grew as well due to the 46.4% higher customer base year over year, partly offset by lower MOU and lower tariffs. Revenues from data transmission and leased lines also increased due to a growth in Internet revenues resulting from increased number of customers as well as increased leased line revenues from the second mobile telecommunications operator, Cosmofon. Other revenues also increased as a result of higher equipment sales revenues at MobiMak due to increased gross additions and higher average sales price of phonesets. These increases were partially offset by lower outgoing international traffic revenues resulting from decreased usage as well as lower prices and lower incoming international revenues due to strengthening of the MKD against the SDR.

Revenues from leased lines and data transmission grew to HUF 11.4 bn for 1Q2004 compared to HUF 9.1 bn for the same period in 2003. This growth was due to the strong increase in the number of ADSL and Internet subscribers. The number of ADSL subscribers grew to 125,000 (from 44,486 at the end of the first quarter of 2003) and the number of Internet connections grew by 42.6% to 228,526 at period-end. The proportion of higher revenue generating leased line and broadband Internet customers significantly grew within the customer base, which also contributed to the revenue growth.

Revenue from equipment sale increased to HUF 5.4 bn for the three months ended March 31, 2004 compared to HUF 4.2 bn for the same period in 2003. Equipment sales revenue increase is due to higher phoneset upgrades and higher average price of phonesets at Westel.

Other revenues amounted to HUF 6.2 bn for the first three months of 2004 compared to HUF 6.9 bn for the same period in 2003. Other revenues include construction, maintenance, cable television, audiotex and miscellaneous revenues. The decrease in this category is mainly due to lower subsidy from Universal Electronic Communications Support Fund. This decrease was partly offset by the growth in cable TV revenue resulting from the increase in average number of cable TV subscribers and price increases.

Operating Expenses

Employee-related expenses for the first quarter of 2004 amounted to HUF 22.4 bn compared to HUF 21.0 bn for the same period in 2003 (an increase of 6.7%). The main driver of the increase is the 7.0% average wage rate increase at Matáv Rt. from April 1, 2003. In addition, employee-related expenses increased strongly at Westel mainly due to wage rate increases.

These increases were partly offset by a decrease in the group headcount figure, which fell from 15,277 on March 31, 2003 to 14,838 on March 31, 2004. The number of lines per fixed line employee increased to 348.9 at the end of March 2004 compared to 336.6 a year earlier.

Depreciation and amortization increased by 20.9% reaching HUF 36.6 bn in 1Q2004 compared to HUF 30.3 bn for the same period in 2003. This increase is due to the impairment of Westel brand name as a result of rebranding as T-Mobile Hungary from May 1, 2004, which resulted in a HUF 4.4 bn additional amortization charge. The increase is also due to the acceleration of depreciation of certain fixed assets following the revision of useful lives at MakTel in May 2003.

Payments to other network operators for 1Q2004 reached HUF 20.8 bn compared to HUF 19.8 bn for the same period in 2003. The increase was mainly due to the 4.6% increase in domestic network access charges, mainly driven by Westel’s outpayments to other GSM service providers due to higher mobile penetration, partly offset by lower outpayments to LTOs for call terminations due to both lower traffic and lower interconnection rates. International network access charges show a 6.0% increase driven by higher roaming outpayments at Westel as well as increased international outpayments at MakTel. This increase was partly compensated by lower average settlement rates with foreign service providers as well as lower outgoing traffic at Matáv Rt.

The cost of telecommunications equipment sales for the first quarter of 2004 was HUF 8.3 bn compared to HUF 6.9 bn for the same period in 2003. This increase is mainly due to higher average cost of phonesets and higher level of upgrade costs, partly offset by lower gross additions to subscribers at Westel. The increased equipment sales at Matáv Rt. and MakTel as a result of more equipments sold in promotions also contributed to the increase.

Other operating expenses increased by 3.0% year over year. Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. Marketing expenses showed the highest increase mainly at Matáv Rt. due to intensive advertising of new products and tariff packages. Agency fees also increased as a result of increased outpayments related to Drop Charge. These increases were partly offset by decrease in bad debt write-offs as well as decreased contribution to the Universal Electronic Communications Support Fund in 1Q2004 compared to 1Q2003.

Operating Profit

Operating margin for the three months ended March 31, 2004 was 18.2%, while operating margin for the same period in 2003 was 25.1%. The decrease is due to the significant increases in depreciation charges and cost of equipment sales.

Net Interest and Other Charges

Net interest and other charges were HUF 8.1 bn for 1Q2004 compared to HUF 10.2 bn for 1Q2003. Net interest and other charges decreased significantly due to the HUF 3.2 bn decrease in net foreign exchange loss. This change in net foreign exchange loss resulted mainly from the strengthening of the HUF and the significant decrease of the average foreign exchange loan balance. The decrease was partially offset by increased interest expenses owing to higher portion of HUF denominated loans with higher average interest rates. Net interest and other charges include HUF 0.9 bn net FX gain, HUF 8.4 bn interest expense, HUF 0.8 bn commissions and other charges and HUF 0.2 bn interest and financial income.

Share of associates’ results before income tax

Share of associates’ results amounted to HUF 1,184 million for the first quarter of 2004 compared to minus HUF 47 million for the same period in 2003, reflecting the significant gain on Hunsat’s sale of its investment in Eutelsat.

Income tax

Income tax expense decreased from HUF 3.8 bn for 1Q2003 to HUF 3.2 bn for 1Q2004 resulting from the decreased profit before tax of the mobile and international segments. The change in the income tax rate from 18% to 16% in 2004 also decreased the income tax expense.

Minority Interest

Minority interest for the first three months of 2004 was HUF 2.4 bn compared to HUF 3.3 bn for the same period in 2003. This 27.6% decrease mainly results from the weaker performance of MakTel. While revenues in the international segment showed a moderate growth, the operating expenses increased more significantly, resulting in a decreased operating profit.

Analysis of group balance sheets

Total assets and total shareholders’ equity and liabilities as of March 31, 2003 were HUF 1,074 bn. Total assets and total shareholders’ equity and liabilities amounted to HUF 1,038 bn as of March 31, 2004.

Loans and other borrowings

The current portion of loans and other borrowings decreased by 16.7% from March 31, 2003 to HUF 183.3 bn at March 31, 2004, and also the non-current loans and other borrowings decreased by 15.3% during the same period. These changes were due to the strong cash generation of Matáv, which allowed to repay EUR 105 million from the Deutsche Telekom intercompany loan on August 14, 2003, to repay the maturing HUF 13 billion Matáv 2003/B MTN (Medium Term Note) and to prepay the loans drawn under the EIB Telecommunications Project II with value date December 15, 2003.

At March 31, 2004, almost 100% of the loan portfolio was HUF denominated. At the end of the first quarter of 2004, 45.8 % of the loans bore floating interest rates. The gearing ratio defined as net debt divided by net debt plus equity plus minority interest was 30.4% at March 31, 2004 compared to 36.6% a year earlier.

Analysis of group cashflow

Net cashflows from operating activities decreased by 8.7% compared to the first three months of 2003 and amounted to HUF 40.9 bn in the first quarter of 2004. The decrease was mainly due to higher decrease in trade creditor balance in the first quarter of 2004 compared to the same period in 2003.

Net cashflows from investing activities increased by HUF 1,397 million because of the increase in gross additions to tangible and intangible assets predominantly at Matáv Rt. due to ADSL investments and capital expenditures relating to regulatory compliance.

Net cashflows from financing activities amounted to minus HUF 19,443 million in the first quarter of 2003 compared to minus HUF 13,454 million in the same period in 2004. While in the first three months of 2004, Matáv repaid a net HUF 10,314 million loan, in the same period of 2003 it repaid a net HUF 19,507 million. Dividends paid to shareholders increased by 3,132 million mainly as a result of increase in dividends to minority shareholders of MakTel and Stonebridge.

Analysis of segment results

The sum of the financial results of the three segments presented below does not equal to the group financial results because of intersegment eliminations.

Fixed line segment

Fixed line segment includes Matáv Rt. and its consolidated subsidiaries, other than MakTel, MobiMak, Stonebridge, Telemacedónia, Westel and Westel 0660.

HUF millions	1Q2003	1Q2004	Change (%)

Revenues	82,169	76,356	(7.1)
EBITDA	33,120	28,800	(13.0)
Operating profit	15,338	11,922	(22.3)
Property, plant and equipment	440,015	409,327	(7.0)
Intangible assets	34,190	32,567	(4.7)
Gross additions to tangible and intangible fixed assets	3,626	6,001	65.5
Headcount (closing full equivalent)	9,841	9,509	(3.4)

* EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Revenues from the fixed line segment showed a 7.1% decrease year over year. Matáv’s domestic fixed voice business experienced a 11.0% decline due to price and usage decreases. International revenues declined by 20.4% due to lower prices as well as lower outgoing and incoming traffic and the stronger HUF against the SDR. Leased lines and data transmission services increased by 21.6% in the first quarter of 2004 compared to the first three months of 2003. Leased lines and data transmission revenue growth was driven by strong volume increases in the number of ADSL and Internet customers.

Operating profit of the fixed line segment decreased by 22.3%. Within operating expenses payments to other network operators and depreciation and amortization expenses decreased. These decreases were partly offset by increases in employee- related expenses as well as increase in other operating expenses and cost of telecommunications equipment sales.

Mobile segment

Mobile segment includes Westel and Westel 0660 and the goodwill amortization arising from their consolidation.

HUF millions	1Q2003	1Q2004	Change (%)

Revenues	57,734	61,080	5.8
EBITDA	24,837	25,505	2.7
Operating profit	15,332	10,296	(32.8)
Property, plant and equipment	115,469	117,052	1.4
Intangible assets	204,196	192,885	(5.5)
Gross additions to tangible and intangible fixed assets	8,401	8,989	7.0
Headcount (closing full equivalent)	1,784	1,777	(0.4)

* EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Mobile penetration reached 79.6% in Hungary and Westel accounts for 47.7% market share in the very competitive mobile market.

Revenues in the mobile segment increased by 5.8% in the first quarter of 2004 compared to the same period in 2003 due to strong increases in the number of mobile customers. Westel’s customer base surged 12.8% to 3,837,945 subscribers, including 2,825,755 prepaid customers by March 31, 2004. Average monthly usage per Westel subscriber increased by 3.9% from 103 minutes in 1Q2003 to 107 minutes in 1Q2004. Westel’s ARPU decreased by 5.1% from HUF 5,059 in 1Q2003 to HUF 4,800 in 1Q2004.

Operating profit shows a 32.8% decrease. While revenues grew only by HUF 3.3 bn, operating expenses increased by HUF 8.4 bn year over year. The decrease is due to the significant increases in depreciation charges (resulting from the impairment on brand name) and payments to other network operators.

International segment

International segment includes the operations of MakTel, MobiMak, Stonebridge, Telemacedónia, and the goodwill amortization arising from the consolidation of MakTel.

HUF millions	1Q2003	1Q2004	Change (%)

Revenues	15,623	16,934	8.4
EBITDA	8,726	8,885	1.8
Operating profit	5,736	4,371	(23.8)
Property, plant and equipment	81,249	77,677	(4.4)
Intangible assets	51,988	55,895	7.5
Gross additions to tangible and intangible fixed assets	1,454	844	(42.0)
Headcount (closing full equivalent)	3,652	3,552	(2.7)

* EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

MakTel’s fixed line subscribers increased by 2.8%, reaching 621,509 at March 31, 2004. Mobile subscribers increased by a significant 46.4% to 565,170, and its Internet subscribers reached 52,888 (including 565 prepaid) by March 31, 2004 from 37,425 a year earlier.

Revenues from the international segment increased and reached HUF 16.9 bn at March 31, 2004. Domestic traffic revenues and revenues from subscription fees increased, mainly due to analog price increases as tariff rebalancing occurred in May 2003. Lower international outgoing traffic revenues resulted from decreased usage as well as from lower prices. International incoming traffic revenues decreased as well, mainly due to stronger MKD against the SDR. Mobile revenues showed an increase due to the 46.4% higher mobile customer base. The increase in the number of mobile subscribers was partly offset by lower MOU and lower tariffs. Equipment sales revenues increased significantly due to the higher number of mobile gross additions and higher average price of phonesets.

Total operating expenses increased significantly by 27.1%, mainly because of increases in depreciation and amortization, other operating expenses as well as increased cost of equipment sales.

In 2003, MakTel reviewed the useful life of its property, plant and equipment. The review resulted in generally shorter useful lives for mainly telecommunications equipment than applied earlier and, as a consequence, higher monthly depreciation charges.

Minority interest represents the share of income accruing to the minority owners of MakTel and Stonebridge. It decreased by 27.2% to HUF 2.4 bn in the first quarter of 2004 due to the lower operating profit of MakTel. Minority interest is not calculated on the amortization relating to the goodwill acquired by Matáv Rt.

Company name:	Matáv Rt.	Telephone:	36-1-458-04-24
Company address:	H-1013 Budapest Krisztina krt. 55.	Fax:	36-1-458-04-43
Sector:	Telecommunications	E-mail address:	investor.relations@ln.matav.hu
Reporting period:	December 31, 2003 – March 31, 2004	Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited	☐	☒

Consolidated	☒	☐

Accounting principles	Hungarian ☐	IFRS ☒	Other ☐

PK2. Consolidated Companies with direct ownership of Matáv Rt.

Name	Equity / Registered Capital (mHUF)		Interest held (direct and indirect)	Voting right	Classification
Stonebridge	mEUR	349	89.51%	89.51%	L
Westel Mobil Távközlési Rt.	8,031		100.00%	100.00%	L
Matávcom	6,158		100.00%	100.00%	L
Axelero	1,906		100.00%	100.00%	L
InvesTel	4,862		100.00%	100.00%	L
Emitel	3,110		100.00%	100.00%	L
Vidanet	2,000		48.50%	48.50%	L
Egertel	1,425		100.00%	100.00%	L
MatávkábelTV	920		100.00%	100.00%	L
Rába Szolgáltatóház	615		100.00%	100.00%	L
EPT	777		97.20%	97.20%	L
Cardnet	58		72.00%	72.00%	L
Tele-Data	39		50.99%	50.99%	L
ProMoKom	21		100.00%	100.00%	L
Mindentudás Egyeteme Kht.	5		60.00%	60.00%	L
BCN	3		100.00%	100.00%	L
Telemacedónia	mEUR	0.01	88.00%	88.00%	L

PK6. Significant off-balance sheet items

Description	Value (HUF million)
Future finance lease obligations	1,105
Future obligations from rental and operating lease contracts	9,402
Future obligation from capex contracts	10,946
Other future obligations	35

TSZ2/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	8,421	8,071	8,043
Group	15,277	14,710	14,838

TSZ2/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	8,071	8,043
Group	14,710	14,838

RS1. Ownership Structure, Ratio of Holdings and Votes

	Total equity
	Year Opening (January 1st , 2004)			Closing (March 31st , 2004)
Description of owners	Ownership ratio %	Voting right %	No. of shares	Ownership ratio %	Voting right %	No. of shares
Domestic institution/company	14.01	14.07	146,060,542	14.11	14.18	147,150,495
Foreign institution/company	84.04	84.44	876,416,274	83.95	84.34	875,462,887
Domestic individual	0.02	0.02	204,057	0.02	0.02	191,837
Foreign individual	0.00	0.00	200	0.00	0.00	200
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.47	0.00	4,900,000	0.47	0.00	4,900,000
Government Institutions	0.15	0.15	1,570,585	0.14	0.14	1,465,885
International Development Institutions	1.29	1.30	13,495,276	1.29	1.30	13,495,276
Not registered	0.02	0.02	164,666	0.02	0.02	145,020
„B” Share	0.00	0.00	1	0.00	0.00	1
TOTAL	100.00	100.00	1,042,811,601	100.00	100.00	1,042,811,601

RS2. Volume (qty) of treasury shares held in the year under review

	1, January	31, March	30, June	30, September	31, December
Company	4,900,000	4,900,000
Subsidiaries	0	0
TOTAL	4,900,000	4,900,000

RS3. List and description of shareholders with more than 5% (at the end of period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,478,081	59.21	59.49	Strategic owner
JP Morgan Chase Bank	Foreign	Depository	122,518,590	11.75	11.80	ADR Depository

TSZ3. Senior officers, strategic employees

Type(1)	Name	Position	Beginning of assignment	End / termination of assignment	No. of shares held
SE BM	Elek Straub	Chairman-CEO Board Member	July 17, 1995 May 24, 1995	—	76,338
BM	Dr. Mihály Patai	Board Member Remuneration Committee Member	April 28, 1998	—	58,190
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0
BM	Michael Günther	Board Member	April 26, 2002	—	0
BM	Horst Hermann	Board Member Remuneration Committee Member	April 25, 2003	—	400
BM	Jan Geldmacher	Board Member	April 26, 2002	—	0
BM	Dr. Ralph Rentschler	Board Member Remuneration Committee Member	April 25, 2003	—	0
SE BM	Dr. Klaus Hartmann	Chief Financial Officer Board Member	December 5, 2000 April 27, 2000	—	8,000
SBM	Dr. László Pap	Supervisory Board - Chairman Audit Committee -Chairman	May 26, 1997	—	0
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	—	6,272
SBM	Gellért Kadlót	Supervisory Board Member	April 26, 2002	—	700
SBM	Péter Vermes	Supervisory Board Member	June 27, 1995	—	8,800
SBM	Géza Böhm	Supervisory Board Member	April 26, 2002	—	0
SBM	Dr. Klaus Nitschke	Supervisory Board Member	April 26, 2002	—	0
SBM	Wolfgang Hauptmann	Supervisory Board Member Audit Committee Member	April 25, 2003	—	0
SBM	Arne Freund	Supervisory Board Member	April 25, 2003	—	0
SBM	Joachim Kregel	Supervisory Board Member Audit Committee Member	April 27, 2001	—	0
SE	Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	February 1, 1996	—	0
SE	Manfred Ohl	Chief Technical Officer and Chief Officer, Network Systems	January 1, 1999	April 30, 2004	0
SE	László Bodnár	Chief Services and Logistics Officer	March 16, 1999	—	881
SE	Zoltán Tankó	Business Services LOB Chief Officer	January 1, 2002	—	1,100
SE	Christopher Mattheisen	Residential Services LOB Chief Officer	September 1, 2002	—	0
Own share property TOTAL:					160,681

(1) Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

Members of the Board of Directors and Supervisory Board serve until the date of the Annual General Meeting concluding the business year of 2003.

ST1. Extraordinary reports published in the period under review

Date	Subject matter, brief summary
January 13, 2004	Matáv announced that the Communications Authority published its approval of the new reference unbundling, interconnection and leased line interconnection offers.
February 23, 2004

Matáv announced that its subsidiary, Makedonski Telekomunikacii (MakTel) held its Annual General Meeting and among other items it has made a decision on dividend payment in a total amount of MKD 2.5 billion.

March 22, 2004	Matáv announced that the Board of Directors will propose to shareholders a dividend payment of HUF 70 per share (par value HUF 100) for the financial year 2003.
March 22, 2004	Matáv announced that final decision has been made on the rebranding of Westel as T-Mobile. The one-step rebranding will commence on 1st of May 2004.
March 31, 2004	Matáv announced that Manfred Ohl, Chief Technical Officer of Matáv leaves his position on April 30, 2004.
April 22, 2004

Matáv announced that the Board of the Hungarian National Communications Authority (NCA) has published its draft resolution concerning the new reference interconnection and leased line interconnection offer.

Matáv Rt. publishes its announcements in Magyar Tőkepiac.

There was no significant change in the organizational structure.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

	By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Head of Investor Relations Department

Date: May 13, 2004